# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: BBG01GSFY8Z6
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 09/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001048462

## Reporting persons
- WEXFORD CAPITAL LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 110,382; sole dispositive power 0; shared dispositive power 110,382; aggregate amount beneficially owned 110,382 (10.23% of the class)
  Comment: Ownership as of September 22, 2025. See Item 4(b) for additional details.
- Wexford GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 110,382; sole dispositive power 0; shared dispositive power 110,382; aggregate amount beneficially owned 110,382 (10.23% of the class)
  Comment: Ownership as of September 22, 2025. See Item 4(b) for additional details.
- Charles Davidson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 110,382; sole dispositive power 0; shared dispositive power 110,382; aggregate amount beneficially owned 110,382 (10.23% of the class)
  Comment: Ownership as of September 22, 2025. See Item 4(b) for additional details.
- Joseph Jacobs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 110,382; sole dispositive power 0; shared dispositive power 110,382; aggregate amount beneficially owned 110,382 (10.23% of the class)
  Comment: Ownership as of September 22, 2025. See Item 4(b) for additional details.

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece, 14561

## Item 2. Person Filing
Name of person filing: Wexford Capital LP, Wexford GP LLC, Charles E. Davidson and Joseph M. Jacobs (collectively, the "Reporting Persons") are hereby jointly filing this Schedule 13G because such Reporting Persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item 1 by certain Wexford Funds (as defined below) due to certain affiliations among the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons have executed a written agreement relating to the joint filing of this Schedule 13G (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit 99.1.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is c/o Wexford Capital LP, 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401.
Citizenship: Each of Wexford Capital LP and Wexford GP LLC are formed in Delaware. Each of Charles E. Davidson and Joseph M. Jacobs are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Wexford Capital LP ("Wexford Capital") may, by reason of its status as (i) sub-advisor of each of Wexford Spectrum Trading Limited ("WST") and Wexford Catalyst Trading Limited ("WCT") and (ii) investment manager of Wexford Focused Trading Limited ("WFT", and together with WST and WCT, the "Wexford Funds"), be deemed to own beneficially the securities held by the Wexford Funds. Wexford GP LLC ("Wexford GP") may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities held by the Wexford Funds. Each of Charles E. Davidson ("Davidson") and Joseph M. Jacobs ("Jacobs") may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities held by the Wexford Funds. Each of Wexford Capital, Wexford GP, Davidson and Jacobs share the power to vote and to dispose of the securities beneficially owned by the Wexford Funds. Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaim beneficial ownership of the securities held by the Wexford Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective pecuniary interests therein.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The information in Row 11 is calculated on the basis of 1,079,208 shares of Common Stock issued and outstanding as of August 31, 2025, as reported by the Issuer in the Form F-1 Registration Statement filed by the Issuer with the Securities and Exchange Commission on September 3, 2025.

As of the date of event that required the filing of this Schedule 13G, the Reporting Persons may have been deemed to beneficially own more than 5% of the outstanding shares of Common Stock. As of September 22, 2025, the Reporting Persons may have been deemed to beneficially own more than 10% of the outstanding shares of Common Stock, and the information reported herein reflects the ownership of the Reporting Persons as of such date.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Wexford Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WEXFORD CAPITAL LP: /s/ Mark E. Ahern, By: Wexford GP LLC, its General Partner, By: Mark E. Ahern, Vice President and Assistant Secretary (09/24/2025)
- Wexford GP LLC: /s/ Mark E. Ahern, Wexford GP LLC, By: Mark E. Ahern, Vice President and Assistant Secretary (09/24/2025)
- Charles Davidson: /s/ Charles E. Davidson, Charles E. Davidson (09/24/2025)
- Joseph Jacobs: /s/ Joseph M. Jacobs, Joseph M. Jacobs (09/24/2025)